UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT 1)*

STONEPATH GROUP, INC. f/k/a
NET VALUE HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

64120C 10 4
(CUSIP Number)

Andrew P. Panzo
1085 Mission Street
San Francisco, CA 94103
(415) 335-4700

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 8, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
[ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of
securities, and for  any  subsequent   amendment   containing   information
which  would  alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

1         NAME OF REPORTING PERSON   Mark Braunstein

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
[ ]
          (See Instructions)                                             (b)
[ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS (See Instructions)
          OO

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
[ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          US

 NUMBER OF               7                SOLE VOTING POWER
   SHARES                                 242,800 SHARES
BENEFICIALLY             8                SHARED VOTING POWER
  OWNED BY                                -0-
    EACH                 9                SOLE DISPOSITIVE POWER
 REPORTING                                242,800 SHARES
PERSON WITH              10               SHARED DISPOSITIVE POWER
                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          242,800 SHARES

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.3%

14        TYPE OF REPORTING PERSON*
          IN


    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  64120C 10 4

ITEM 1.   SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates to the Common Stock, $0.001 par value, of Stone Path Group, Inc. a Delaware corporation (the "Issuer"). Its principal executive offices are located at 1085 Mission Street, San Francisco, CA 94103.

ITEM 2.   IDENTITY AND BACKGROUND.

The person filing this statement is Mark Braunstein. Mr. Braunstein is a U.S. citizen. The business address of Mr. Braunstein is 150 E. 58th St., Ste. 33F, New York NY 10155. Mr. Braunstein's principal occupation is as CEO, The Investor Group.

During the past five years, Mr. Braunstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Braunstein has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the sale of and investment into Brightstreet.com (f/k/a Coupons Online) in 1995 by American Make Believe, Inc. (Now known as Stonepath Group, Inc.), Mr. Braunstein received these securities in the issuer.

ITEM 4.   PURPOSE OF TRANSACTION.

Mr. Braunstein previously filed a report on Schedule 13D to inform the issuer and others of his intent to acquire additional securities of the issuer for the purpose of effecting an extraordinary corporate transaction, such as a merger or reorganization or a change of control through a change in the composition of the board of directors. Mr. Braunstein intended to communicate with other shareholders as part of his effort to influence management or effect a corporate transaction. Although Mr. Braunstein beneficially owns less than 5% of the outstanding securities to which this report relates, such actions may cause Mr. Braunstein to be deemed to be a member of a group. Accordingly, Mr. Braunstein filed this report on
Schedule 13D. By filing this report, Mr. Braunstein does not admit to being a member of any group. As a result of discussions with management of the issuer, Mr. Braunstein has agreed to refrain from attempting to influence management or to cause a change of control of the issuer.


Other than described above, none of the filing persons has any other present plans or proposals which relate to or would result in:


CUSIP NO. 199463 10 0

     (1) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

     (2) any material change in the present capitalization or divided policy of the Issuer;

     (3) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

     (4) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on the American Stock Exchange;

     (5) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

     (6)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 8, 2001, Mr. Braunstein owned of record 242,800 shares (1.3%) of the Issuer's Common Stock.

(b) As of February 8, 2001, Mr. Braunstein had the power to vote and dispose of 242,800 shares (1.3%).

(c) During the sixty-day period preceding the filing of this Schedule 13D, Mr. Braunstein had no transactions in the stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. Braunstein.

(e) Mr. Braunstein continues to be the beneficial owner of less than five percent of the outstanding common stock of the Issuer.







CUSIP NO. 199463 10 0








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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 8, 2001                  /S/ Mark Braunstein

-------------------------------------
                                        Mark Braunstein